Filed Pursuant to Rule 433

Registration No. 333-132911

Merrill Lynch & Co., Inc.

April 22, 2008

Issuer:	Merrill Lynch & Co., Inc.

Securities:	Depositary Shares Each Representing a 1/1200th Interest in a Share of 8.625% Non-Cumulative Preferred Stock, Series 8

Expected Ratings:	A3/A-/A/A (Moody’s/S&P/Fitch/DBRS). The long-term ratings of Merrill Lynch & Co., Inc. by Moody’s are under review for possible downgrade. Rating outlooks for other ratings are negative. A security rating is not a recommendation to buy, sell or hold securities. Additionally, the security rating may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Size:	$2,550,000,000

Overallotment Option:	15% (15,300,000 depositary shares)

Term:	Perpetual

Dividends:	8.625% per annum, paid quarterly in arrears, if, as and when declared by the Board of Directors or an authorized committee

1st Dividend Payment Date:	August 28, 2008

Day Count:	30/360

Step Up:	None

Dividends Received Deduction/Qualified Dividend Income Eligible:	Yes

Optional Redemption:	On May 28, 2013 and at any time thereafter at $25 per depositary share plus declared and unpaid dividends

Liquidation Preference:	$25 per depositary share ($30,000 per share of preferred stock)

Trade Date:	April 22, 2008

Settle:	April 29, 2008 (T+5)

Expected Listing:	NYSE under the symbol “MER PrQ”

Public Offering Price:	$25 per depositary share

Net Proceeds (before expenses) to Issuer:	$2,477,495,000

Sole Structuring Advisor and Sole Bookrunner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Sr. Co-Managers:	Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC

Jr. Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc., Banc of America Securities LLC, Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Greenwich Capital Markets, Inc., Lehman Brothers Inc., Morgan Keegan & Company, Inc., RBC Capital Markets Corporation, SunTrust Robinson Humphrey, Inc., Wells Fargo Securities, LLC

Depositary Shares CUSIP/ISIN:	59023V373/US59023V3731

Underlying Preferred Stock CUSIP/ISIN:	59023V381/US59023V3814

Merrill Lynch & Co., Inc. has filed a registration statement (including a prospectus, general prospectus supplement, product supplement No. PS-2 and a preliminary pricing supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents filed with the SEC and incorporated by reference in such documents for more complete information about Merrill Lynch & Co., Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov, as listed below. Alternatively Merrill Lynch, Pierce, Fenner & Smith Incorporated will arrange to send you these documents if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.

You may access the documents listed below on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Preliminary pricing supplement dated April 21, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508085501/d424b2.htm

•	Product supplement No. PS-2 dated April 21, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508085305/d424b2.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm